FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, March 21, 2013.

Ger. Gen. N° 57/2013.

Mister
Fernando Coloma C.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Alameda 1449
Santiago, Chile

RE: Significant Event

Dear Sir,

According to articles 9 and 10, paragraph 2 of the Securities Market Law 18,045, as well as regarding provisions stated in the General Norm 30 of the Superintendence and, duly authorized, I hereby inform you, as a significant event,

Today, Endesa, S.A. (Endesa Spain), controlling shareholder of Enersis S.A., has exercised its total preemptive subscription rights (previously trespassed from its subsidiary Endesa Latinoamérica S.A.U.). The previous, through a subscription contract with Enersis S.A.. Such contract states the subscription of 9.967.630.058 common shares corresponding to the ongoing capital increase of Enersis S.A. The contract considers a value of 173 Chilean pesos per new share, and corresponds to a total subscription value of 1,724,400,000,034 Chilean pesos.

The total value of the subscription made by Endesa Spain will be paid through the contribution of 100% of its economic interest in Cono Sur Participaciones, S.L.U. under the terms approved at the Extraordinary Shareholders Meeting of Enersis S.A., held on December 20, 2012 for this in-kind contribution. This contribution was valued at the referred meeting in a total amount of 1,724,400,000,034 Chilean pesos as previously mentioned.

Until the current capital increase materializes, the previously mentioned contract, has no financial effect upon assets, liabilities or results of Enersis S.A.

Sincerely yours,

Massimo Tambosco

Deputy Chief Executive Officer

c.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaíso
Banco Santander Santiago – Representantes Tenedores de Bonos
Comisión Clasificadora de Riesgos

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: March 21, 2013